# BEAR STEARNS

**BEAR STEARNS FINANCIAL PRODUCTS INC.**
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

| | |
|---|---|
| **DATE:** | May 25, 2006 |
| **TO:** | Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE2 Supplemental Interest Trust |
| **ATTENTION:** | Robert Waddell |
| | LaSalle Bank National Association |
| **TELEPHONE:** | 312-904-6257 |
| **FACSIMILE:** | 312-904-1368 |
| **TO:** | Washington Mutual Bank |
| **ATTENTION:** | Mercy Lu |
| **TELEPHONE:** | 206-461-5728 |
| **FACSIMILE:** | 206-554-4889 |
| **TO:** | Bear Stearns Bank plc |
| **ATTENTION:** | Derivatives Documentation |
| **TELEPHONE:** | 353-1-402-6225 |
| **FACSIMILE:** | 353-1-402-6223 |
| **FROM:** | Derivatives Documentation |
| **TELEPHONE:** | 212-272-2711 |
| **FACSIMILE:** | 212-272-9857 |
| **RE:** | **Novation Confirmation** |

**REFERENCE NUMBER(S):** FXNSC8284 – BXNS185751

The purpose of this letter is to confirm the terms and conditions of the Novation Transaction entered into between the parties and effective from the Novation Date specified below. This Novation Confirmation constitutes a "Confirmation" as referred to in the New Agreement specified below.

1.  The definitions and provisions contained in the 2004 ISDA Novation Definitions (the "Definitions") and the terms and provisions of the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and amended from time to time, are incorporated in this Novation Confirmation. In the event of any inconsistency between (i) the Definitions, (ii) the 2000 ISDA Definitions, and/or (iii) the Novation Agreement and this Novation Confirmation, this Novation Confirmation will govern.

2.  The terms of the Novation Transaction to which this Novation Confirmation relates are as follows:

| | |
|---|---|
| Novation Trade Date: | May 25, 2006 |
| Novation Date: | May 25, 2006 |
| Novated Amount: | USD 407,362,237.00 |
| Transferor 1: | Washington Mutual Bank |
| Transferor 2: | Bear Stearns Bank plc |

| | |
|---|---|
| Transferee 1: | Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE2 Supplemental Interest Trust |
| Transferee 2: | Bear Stearns Financial Products Inc. |
| New Agreement (between Transferee 1 and Transferee 2): | The Master Agreement as defined in the New Confirmation |

3.  The terms of the Old Transaction to which this Novation Confirmation relates, for identification purposes, are as follows:

| | |
|---|---|
| Trade Date of Old Transaction: | May 16, 2006 |
| Effective Date of Old Transaction: | June 25, 2006 |
| Termination Date of Old Transaction: | January 25, 2011 |

4.  The terms of the New Transaction to which this Novation Confirmation relates shall be as specified in the New Confirmation attached hereto as Exhibit A.

| | |
|---|---|
| Full First Calculation Period: | Applicable, commencing on June 25, 2006 |

5.  Offices:

| | |
|---|---|
| Transferor 1: | Not Applicable |
| Transferor 2: | Not Applicable |
| Transferee 1: | Not Applicable |
| Transferee 2: | Not Applicable |

The parties confirm their acceptance to be bound by this Novation Confirmation as of the Novation Date by executing a copy of this Novation Confirmation and returning a facsimile of the fully-executed Novation Confirmation to **212-272-9857.** Transferor 1 and Transferor 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the Old Transaction. Transferee 1 and Transferee 2, by their respective execution of a copy of this Novation Confirmation, each agrees to the terms of the Novation Confirmation as it relates to the New Transaction. For inquiries regarding U.S. Transactions, please contact **Susan Donlon** by telephone at **212-272-2364**. For all other inquiries please contact **Derivatives Documentation** by telephone at **353-1-402-6223**.

**Washington Mutual Bank**

By: _____
    Name:
    Title:
    Date:

**Bear Stearns Bank plc**

By: _____
    Name:
    Title:
    Date:

**Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE2 Supplemental Interest Trust by LaSalle Bank National Association, not in its individual capacity, but solely as Trustee on behalf of Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE2 Supplemental Interest Trust**

**Bear Stearns Financial Products Inc.**

By: _____
    Name:
    Title:
    Date:

By: _____
    Name:
    Title:
    Date:

By: _____
    Name:
    Title:
    Date:

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# BEAR STEARNS

**BEAR STEARNS FINANCIAL PRODUCTS INC.**
383 MADISON AVENUE
NEW YORK, NEW YORK 10179
212-272-4009

## EXHIBIT A

**DATE:**              May 25, 2006

**TO:**                Washington Mutual Asset-Backed Certificates WMABS Series
                       2006-HE2 Supplemental Interest Trust
**ATTENTION:**         Robert Waddell
                       LaSalle Bank National Association
**TELEPHONE:**         312-904-6257
**FACSIMILE:**      312-904-1368

**FROM:**              Derivatives Documentation
**TELEPHONE:**         212-272-2711
**FACSIMILE:**         212-272-9857

**SUBJECT:**           Fixed Income Derivatives Confirmation

**REFERENCE NUMBER(S):**   FXNSC8284

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Financial Products Inc. ("BSFP") and Washington Mutual Asset-Backed Certificates WMABS Series 2006-HE2 Supplemental Interest Trust ("Counterparty"). This letter agreement constitutes the sole and complete "Confirmation," as referred to in the Master Agreement specified below, with respect to this Transaction.

1. This Confirmation is subject to and incorporates the *2000 ISDA Definitions* (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). This Confirmation supplements, forms a part of and is subject to the ISDA Master Agreement dated as of May 25, 2006 between BSFP and Counterparty (the agreement, as amended and supplemented from time to time, being referred to herein as the "Master Agreement"). All provisions contained in, or incorporated by reference to, the Master Agreement shall govern the Transaction referenced in this Confirmation except as expressly modified herein. In the event of any inconsistency between this Confirmation and the Definitions or Master Agreement, this Confirmation shall prevail.

2.      The terms of the particular Transaction to which this Confirmation relates are as follows:

Notional Amount:            With respect to any Calculation Period the amount set forth for such period in Schedule I attached hereto.

Trade Date:                 May 25, 2006

Effective Date:             June 25, 2006

Termination Date:           January 25, 2011

**Fixed Amount:**

Fixed Rate Payer:           Counterparty

Fixed Rate Payer
Payment Dates:              The 25$^{th}$ calendar day of each month during the Term of this Transaction, commencing July 25, 2006 and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Fixed Rate Payer
Period End Dates:           The 25$^{th}$ calendar day of each month during the Term of this Transaction, commencing July 25, 2006 and ending on the Termination Date, with No Adjustment.

Fixed Rate:                 5.35200%

Fixed Rate Day
Count Fraction:             30/360

**Floating Amounts:**

Floating Rate Payer:        BSFP

Floating Rate Payer
Payment Dates:              The 25$^{th}$ calendar day of each month during the Term of this Transaction, commencing July 25, 2006 and ending on the Termination Date, subject to adjustment in accordance with the

|  | Following Business Day Convention. |
|---|---|
| Floating Rate Payer Period End Dates: | The 25$^{th}$ calendar day of each month during the Term of this Transaction, commencing July 25, 2006 and ending on the Termination Date, with No Adjustment. |
| Floating Rate for initial Calculation Period: | To be determined |
| Floating Rate Option: | USD-LIBOR-BBA. |
| Designated Maturity: | One month |
| Floating Rate Day Count Fraction: | Actual/360 |
| Reset Dates: | The first day of each Calculation Period. |
| Compounding: | Inapplicable |
| Business Days: | New York, Illinois, California and Washington |
| Calculation Agent: | BSFP |

**NEITHER THE BEAR STEARNS COMPANIES INC. NOR ANY SUBSIDIARY OR AFFILIATE OF THE BEAR STEARNS COMPANIES INC. OTHER THAN BSFP IS AN OBLIGOR OR A CREDIT SUPPORT PROVIDER ON THIS TRANSACTION.**

3.  Account Details and
    Settlement Information: **Payments to BSFP:**
    Citibank, N.A., New York
    ABA Number: 021-0000-89, for the account of
    Bear, Stearns Securities Corp.
    Account Number: 0925-3186, for further credit to
    Bear Stearns Financial Products Inc.
    Sub-account Number: 102-04654-1-3
    Attention: Derivatives Department

    **Payments to Counterparty:**

LaSalle Bank National Association
ABA Number: 071000505
LaSalle CHGO/CTR/BNF/LaSalle Trust
Account Number: 723731.3

**Additional Provisions:**

*Non-Reliance.* Each party represents to the other party that (a) it has not received and is not relying upon any legal, tax, regulatory, accounting or other advice (whether written or oral) of the other party regarding this Transaction, other than representations expressly made by that other party in this Confirmation and in the Master Agreement and (b) in respect of this Transaction, (i) it has the capacity to evaluate (internally or through independent professional advice) this Transaction and has made its own decision to enter into this Transaction and (ii) it understands the terms, conditions and risks of this Transaction and is willing to assume (financially and otherwise) those risks.  Counterparty acknowledges that BSFP has advised Counterparty to consult its own tax, accounting and legal advisors in connection with this Transaction evidenced by this Confirmation and that the Counterparty has done so.

*Trustee Capacity.* It is expressly understood and agreed by the parties hereto that insofar as this Confirmation is executed by the Trustee (i) this Confirmation is executed and delivered by LaSalle Bank National Association ("LaSalle Bank") not in its individual capacity but solely as Trustee of the Supplemental Interest Trust referred to in this Confirmation in the exercise of the powers and authority conferred and invested in it thereunder; (ii) any representations, undertakings and agreements of the Supplemental Interest Trust are made and intended not as personal representations, undertakings and agreements by LaSalle Bank on but are made and intended for the purpose of binding only the Supplemental Interest Trust; (iii) nothing herein contained shall be construed as creating any liability on LaSalle Bank individually, or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties who are signatories to this Confirmation and by any person claiming by, through or under such parties; and (iv) under no circumstances shall LaSalle Bank in its individual capacity be personally liable for the payment of any indebtedness or expenses (including the Fixed Amount) or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Confirmation.

am

## SCHEDULE I

| From and including | To but excluding | Notional Amount (USD) |
| --- | --- | --- |
| Effective Date | 7/25/2006 | 407,362,237.00 |
| 7/25/2006 | 8/25/2006 | 400,950,712.41 |
| 8/25/2006 | 9/25/2006 | 393,157,643.95 |
| 9/25/2006 | 10/25/2006 | 384,562,766.78 |
| 10/25/2006 | 11/25/2006 | 375,028,248.78 |
| 11/25/2006 | 12/25/2006 | 364,561,620.06 |
| 12/25/2006 | 1/25/2007 | 352,845,192.18 |
| 1/25/2007 | 2/25/2007 | 338,795,075.30 |
| 2/25/2007 | 3/25/2007 | 320,959,836.11 |
| 3/25/2007 | 4/25/2007 | 306,694,161.09 |
| 4/25/2007 | 5/25/2007 | 289,728,692.98 |
| 5/25/2007 | 6/25/2007 | 273,775,460.09 |
| 6/25/2007 | 7/25/2007 | 258,754,721.11 |
| 7/25/2007 | 8/25/2007 | 244,735,165.94 |
| 8/25/2007 | 9/25/2007 | 232,128,582.41 |
| 9/25/2007 | 10/25/2007 | 229,701,424.53 |
| 10/25/2007 | 11/25/2007 | 228,085,562.53 |
| 11/25/2007 | 12/25/2007 | 218,124,790.71 |
| 12/25/2007 | 1/25/2008 | 206,038,314.26 |
| 1/25/2008 | 2/25/2008 | 184,376,126.24 |
| 2/25/2008 | 3/25/2008 | 161,199,808.78 |
| 3/25/2008 | 4/25/2008 | 141,366,704.25 |
| 4/25/2008 | 5/25/2008 | 124,384,708.75 |
| 5/25/2008 | 6/25/2008 | 110,087,806.31 |
| 6/25/2008 | 7/25/2008 | 108,929,833.18 |
| 7/25/2008 | 8/25/2008 | 102,014,532.03 |
| 8/25/2008 | 9/25/2008 | 99,688,530.22 |
| 9/25/2008 | 10/25/2008 | 93,686,087.24 |
| 10/25/2008 | 11/25/2008 | 88,169,321.50 |
| 11/25/2008 | 12/25/2008 | 83,077,869.85 |
| 12/25/2008 | 1/25/2009 | 77,663,814.00 |
| 1/25/2009 | 2/25/2009 | 71,718,882.21 |
| 2/25/2009 | 3/25/2009 | 66,345,909.60 |
| 3/25/2009 | 4/25/2009 | 61,809,040.93 |

| | | |
|---|---|---|
| 4/25/2009 | 5/25/2009 | 57,699,738.11 |
| 5/25/2009 | 6/25/2009 | 53,843,195.18 |
| 6/25/2009 | 7/25/2009 | 50,217,353.01 |
| 7/25/2009 | 8/25/2009 | 46,805,524.14 |
| 8/25/2009 | 9/25/2009 | 43,610,595.72 |
| 9/25/2009 | 10/25/2009 | 40,691,307.27 |
| 10/25/2009 | 11/25/2009 | 37,932,358.74 |
| 11/25/2009 | 12/25/2009 | 35,319,886.76 |
| 12/25/2009 | 1/25/2010 | 32,830,755.41 |
| 1/25/2010 | 2/25/2010 | 30,459,970.11 |
| 2/25/2010 | 3/25/2010 | 28,202,013.63 |
| 3/25/2010 | 4/25/2010 | 26,095,267.60 |
| 4/25/2010 | 5/25/2010 | 24,128,338.66 |
| 5/25/2010 | 6/25/2010 | 22,293,780.40 |
| 6/25/2010 | 7/25/2010 | 20,578,806.22 |
| 7/25/2010 | 8/25/2010 | 18,943,380.55 |
| 8/25/2010 | 9/25/2010 | 17,359,876.10 |
| 9/25/2010 | 10/25/2010 | 15,875,710.59 |
| 10/25/2010 | 11/25/2010 | 14,457,380.59 |
| 11/25/2010 | 12/25/2010 | 13,099,253.69 |
| 12/25/2010 | Termination Date | 11,798,656.17 |